3·1·2004

04001840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 2-27-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LOMBARD ODIER DARIER HENTSCH SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 EAST 49th STREET, 17th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN RANCICH, CFO (212) 792-4464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) NEW YORK, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN RANCICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOMBARD ODIER DARIER HENTSCH SECURITIES INC., as of DEC. 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ROLA BARGHOUTI
Notary Public, State of New York
No. 01BA6089816
Qualified In Kings County
Commission Expires March 31, 2007

[signature]
Signature

CFO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lombard Odier Darier Hentsch Securities, Inc.

Statement of Financial Condition
December 31, 2003

Page(s)

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–4

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To Lombard Odier Darier Hentsch Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Lombard Odier Darier Hentsch Securities, Inc. (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

Lombard Odier Darier Hentsch Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 2,023,684
Receivable from affiliates	14,666
Prepaid expenses	23,271
Income tax receivable	61,243
Leasehold improvements, at cost, less accumulated amortization of $21,100	1,096
Other assets	34,047
Total assets	$ 2,158,007
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 601,014
Payable to affiliate	104,190
Total liabilities	705,204
Total stockholder's equity	1,452,803
Total liabilities and stockholder's equity	$ 2,158,007

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Lombard Odier Darier Hentsch Securities, Inc. (the "Company"), formerly Lombard Odier Securities, Inc., is a Delaware corporation formed in November 1998. The Company is a wholly-owned subsidiary of LODH Holding (USA), Inc. ("LODHH"), formerly Lombard Odier Holdings (US), Inc., who acquired the Company on December 27, 2000 from Transatlantic Securities Ltd. ("TSL"). LODHH and TSL are ultimately owned by Lombard Odier Darier Hentsch & Cie ("LODH"), formerly Lombard Odier & Cie, based in Geneva, Switzerland.

The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company acts as a registered broker dealer intermediary, pursuant to Rule 15a-6 under the Securities Exchange Act of 1934, between LODH and U.S. Institutional Investors. The Company acts in this capacity solely with respect to transactions in publicly-traded equity securities traded on non-US, primarily Swiss exchanges. In addition, the Company may engage in private placement transactions.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.

Commissions

Commissions are generated from the introduction of transactions to LODH. Securities transactions and the associated commission revenue are recorded on a trade date basis.

Leasehold Improvements

Leasehold improvements are stated at cost less accumulated amortization. Leasehold improvements are amortized on the straight-line method over the lesser of their estimated useful lives or the remaining lease term.

Income Taxes

The Company is included in the consolidated federal income tax returns of LODHH. The Company is charged or credited with an amount equal to its separate tax expense or benefit as if it were filing on an individual company basis, subject to utilization in the consolidated return.

Cash

Cash consists of deposits at a major domestic bank. Given this concentration, the Company may be exposed to certain credit risk.

Financial Instruments

At December 31, 2003, the Company's financial instruments are carried at amounts approximating fair value. Financial instruments carried at cost with maturities that are short term (less than one year) have carrying values that approximate fair value. These instruments principally include payables and receivables.

3. Related Party Transactions

The Company earns commissions from LODH in the amount of 50% of LODH's commissions earned on trades introduced by the Company or $185,000 per month, whichever is greater.

Lombard Odier Darier Hentsch, Inc. ("LODHI"), formerly Lombard Odier, Inc., an affiliated company, is the principal lessee of the current premises. The charges made to affiliated companies for the use of a proportionate amount of the lease and related expenses is based on occupied space.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital to be the greater of $100,000 or 6 2/3 % of aggregate indebtedness. At December 31, 2003, the Company had net capital of $1,318,480 which was $1,218,480 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .53 to 1.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

5. Pension Plans

The Company sponsors a trusteed defined contribution money purchase pension plan covering substantially all employees meeting minimum age and service requirements. Contributions are based on a percentage of each eligible employee's compensation, up to the maximum annual dollar limit permitted by law (which is $200,000 for the 2003 Plan Year), and are 15% of each participants compensation plus 5.7% of the participants compensation in excess of the Social Security Wage Base.

Employees may also contribute to a 401(k) plan. There are no contributions made to this plan by the Company.

6. Concentrations of Credit Risk

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.